UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No.4)*


                             Niagara Corporation
              -----------------------------------------------------
                              (Name of Issuer)

                      Common Stock, par value $.001 per share
              -----------------------------------------------------
                       (Title of Class of Securities)

                                  653349100
              -----------------------------------------------------
                                (CUSIP Number)


                              Gilbert D. Scharf
                                P.O. Box 1124
                         Ponte Vedra, Florida  32004
                                (904) 285-2835
              -----------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                May 12,1997**
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

  NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  **Pursuant to Rule 13d-2(a), the event does not require this amendment to be filed, and consequently this amendment is being filed on a voluntary basis.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                 SCHEDULE 13D

   CUSIP NO.  653349100

     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Gilbert D. Scharf
     ---------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                      (a) ( )
                                                      (b) ( )
     ---------------------------------------------------------------
     3    SEC USE ONLY

     ---------------------------------------------------------------
     4    SOURCE OF FUNDS*
          PF
     ---------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                         ( )
     ---------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
     ---------------------------------------------------------------
                   7    SOLE VOTING POWER
                        547,700 (including shares issuable upon the
                        exercise of Warrants and Options)
     NUMBER OF     -------------------------------------------------
      SHARES       8    SHARED VOTING POWER
   BENEFICIALLY          0
      OWNED BY     -------------------------------------------------
        EACH       9    SOLE DISPOSITIVE POWER
     REPORTING          547,700 (including shares issuable upon
      PERSON            exercise of Warrants and Options)
       WITH        -------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        0
     ---------------------------------------------------------------
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
          547,700 (including shares issuable upon exercise of Warrants and Options)
     --------------------------------------------------------------
     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*  (X)
          (excludes 5,000 shares underlying Options which will not become exercisable until September 13, 1997 (provided Mr. Scharf continues to serve as a director of the Issuer on such date) except in the event of a Change in Control of the Issuer.)
     --------------------------------------------------------------
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          13.1%
     --------------------------------------------------------------
     14   TYPE OF REPORTING PERSON*
          IN
     --------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!



          Gilbert D. Scharf hereby amends his Statement on Schedule 13D, dated August 30, 1993, as amended on September 30, 1993, February 4, 1994 and October 10, 1996 (as amended, the "Schedule 13D"), relating to the Common Stock, par value $.001 per share, of Niagara Corporation, a Delaware corporation. Capitalized terms used and not defined herein shall have the meanings previously ascribed to them in the Schedule 13D.

     Item 3.  Source and Amount of Funds or Other Consideration.

          Item 3 of the Schedule 13D is hereby amended by adding the following after the fifth paragraph thereof:

          On May 12, 1997, Mr. Scharf purchased, through open market purchases, an additional 4,600 Shares at $5.655 per Share and an additional 5,850 Shares at approximately $5.627 per Share, for an aggregate consideration of $58,928.85.

     Item 5.  Interest in Securities of the Issuer.

        The first paragraph of Item 5(a) of the Schedule 13D is hereby amended to read in its entirety as follows:

        (a) As described in Item 3 hereof, Mr. Scharf owns
     (including through IRA accounts and living trusts) (i) 316,200 Shares, (ii) 221,500 Warrants (representing the right to receive, upon exercise thereof at $5.50 per Warrant, an aggregate of 221,500 Shares) and (iii) the Option, currently exercisable as to 10,000 underlying Shares (thereby representing the right to receive, at $5.50 per Share, an aggregate of 10,000 Shares). Accordingly, Mr. Scharf may be deemed to be the beneficial owner of an aggregate of 547,700 Shares, representing approximately 13.1% of the sum of (i) 3,954,465 outstanding Shares (based upon information contained in the Issuer's Proxy Statement, dated May 5, 1997, filed by the Issuer with the Securities and Exchange Commission), (ii) 221,500 Shares underlying Mr. Scharf's 221,500 Warrants and (iii) 10,000 of the Shares underlying the Option.

        Other than as described in this Amendment, no other transactions in securities of the Issuer were effected during the past sixty days by Mr. Scharf.



                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

     Dated:  June 4, 1997

                                         /s/ Gilbert D. Scharf
                                         Gilbert D. Scharf